UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.    GENERAL IDENTIFYING INFORMATION

      1.   Reason fund is applying to deregister (check only one):

           [ ]  Merger

           [x]  Liquidation

           [  ]  Abandonment of Registration

           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

           [  ]  Election of status as a Business Development Company

           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

      2.   Name of Fund:

           Franklin Government Securities Trust (the Fund)

      3.   Securities and Exchange Commission File No.:

           811-5709

      4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

           [ ]  Initial Application        [X]  Amendment

      5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           One Franklin Parkway
           San Mateo CA 94403-1906
           Telephone:  1-650-312-2000


      6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Kevin M. Kirchoff
           Senior Corporate Counsel
           Franklin Templeton Investments
           Legal SM920/2
           One Franklin Parkway
           San Mateo CA 94403-1906
           Telephone:  1-650-525-8050

      7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           Franklin Templeton Investor Services, LLC
           One Franklin Parkway
           San Mateo CA 94403-1906
           Telephone:  1-650-312-2000
           NOTE:ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIOD SPECIFIED IN THOSE RULES.

      8.   Classification of fund (check only one):

           [X]  Management company;

           [  ]  Unit investment trust; or

           [  ]  Face-amount certificate company.

      9. Subclassification if the fund is a management company (check only one):

           [X]  Open-end     [ ] Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                The Fund is a business trust organized under the laws of the Commonwealth of Massachusetts.

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                Franklin Advisers, Inc.
                One Franklin Parkway
                San Mateo CA 94403-1906

      12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Franklin/Templeton Distributors, Inc.
                One Franklin Parkway
                San Mateo CA 94403-1906

      13.  If the fund is a unit investment trust ("UIT") provide:

           N/A

           (a)  Depositor's name(s) and address(es):

           (b)  Trustee's name and address(es):

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [X] Yes        [  ] No

           If Yes, for each UIT state:
        -------------------------------------------------------------
         NAME OF INSURANCE
         COMPANY SEPARATE
              ACCOUNT          FILE NO.         BUSINESS ADDRESS
        -------------------------------------------------------------

            Aetna Life         033-60477        151 Farmington Avenue,
           Insurance and                        TS31, Hartford,
          Annuity Company                       Connecticut 06156
        -------------------------------------------------------------

      15. (a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes      [  ] No

             If Yes, state the date on which the board vote took place:

             December 9, 1997

             If No, explain:

           (b)Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ] Yes        [x] No

                If Yes, state the date on which the shareholder vote took place:

                If No, explain:

                Aetna Life Insurance and Annuity Company and Aetna Insurance Company of America (Aetna) sought and obtained an order pursuant to Section 26(b) of the Investment Company Act of 1940 (1940
                Act) approving a proposed substitution of Applicant's shares and, pursuant to Section 17(b) of the 1940 Act, granting exemptions from Section 17(a) to the extent necessary to permit Aetna to carry out the proposed substitutions:
                Aetna Life Insurance and Annuity Company, Et Al
                File No. 812-10722
                Notice - Rel. IC-22765 July 25, 1997
                Order - Rel. IC 22794 August 21, 1997

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [ X] Yes       [  ] No

           (a) If Yes, list the date(s) on which the fund made those distributions:

                November 26, 1997

           (b)  Were the distributions made on the basis of net assets?

                [ X] Yes  [  ] No

           (c)  Were the distributions made pro rata based on share ownership?

                [X ] Yes  [  ] No

           (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


           (e)  Liquidations only:

                Were any distributions to shareholders made in kind?

                [  ] Yes       [X] No

                If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders.

      17.  Closed-end funds only:

           Has the fund issued senior securities?

           [  ] Yes       [  ] No

           If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

      18. Has the fund distributed all of its assets to the fund's shareholders?

           Yes [ X]       No [  ]

           If No,

           (a) How many shareholders does the fund have as of the date this form is filed?

           (b) Describe the relationship of each remaining shareholder to the fund:

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

           [  ] Yes       [ X] No

           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

      20. Does the fund have any assets as of the date this form is filed?(See question 18 above)

           [  ] Yes       [ X] No

           If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           (b)  Why has the fund retained the remaining assets?

           (c)  Will the remaining assets be invested in securities?

                [  ] Yes       [  ] No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [  ] Yes       [ X] No

           If Yes,

           (a)  Describe the type and amount of each debt or other liability:

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.  (a)  List the expenses incurred in connection with the Merger or
                Liquidation:

                Applicant incurred no expenses in connection with the liquidation.

           (b)  How were those expenses allocated?

           (c)  Who paid those expenses?

           (d)  How did the fund pay for unamortized expenses (if any)?

                N/A

      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [  ] Yes       [X] No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

      24.  Is the fund a party to any litigation or administrative proceeding?

           [  ] Yes       [X] No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [  ] Yes       [X] No

           If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

      26.  (a)  State the name of the fund surviving the Merger:


           (b) State the Investment Company Act file number of the fund surviving the Merger:

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d) If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION
The undersigned states that:

(i) she has executed this First Amendment and Restatement of Application on Form N-8F for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Franklin Government Securities Trust;

(ii)  she is the Assistant Secretary of Franklin Government Securities Trust;
      and

(iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this First Amendment and Restatement of Application on Form N-8F have been taken. The undersigned also states that the facts set forth in this First Amendment and Restatement of Application on Form N-8F are true to the best of her knowledge, information and belief.




                                    /S/ KAREN L. SKIDMORE
                                    ---------------------
                                    Karen L. Skidmore